Exhibit 77-C

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Fund was held on May 22, 2001:

(1) To approve an amendment to the Fund's investment objectives to eliminate income as an objective, so that long-term capital appreciation would be the sole objective(For: 7,080,221, Against: 994,242);

(2) To change the Fund's fundamental investment policy under which the Fund is required to invest at least 65% of its assets in banks, thrifts, and related companies, which would allow the Fund to invest in other types of financial services companies(For: 7,288,228, Against: 831,209);

(3) To approve amendments to the Fund's fundamental investment restriction on investing more than 25% of the Fund's assets in any industry other than banking and thrift industries, to allow the Fund to invest more extensively in financial services companies (For: 7,364,246, Against: 746,321);

(4) To approve amendments to the Fund's fundamental investment restrictions on investing in illiquid securities (For: 6,974,485, Against: 1,009,611); and

(5) To ratify the selection of KPMG LLP as independent auditors of the Fund for the fiscal year ending June 30, 2001 (For: 9,644,733, Against: 160,309).